599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069

WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

sgiove@shearman.com	May 15, 2007

212-848-7325

Via EDGAR Kathryn T. Jacobson Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3720 Washington, D.C. 20549

Viacom Inc.

SEC Comment Letter dated May 2, 2007

Dear Ms. Jacobson:

By this letter, I am confirming on behalf of our client, Viacom Inc. (the “Company”), our conversation from earlier today pursuant to which we agreed that the Company will have until May 28, 2007 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission. As we discussed, the Company has been actively preparing its response to the comment letter and requested the additional time in order to complete the review of its response.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

/s/ Stephen T. Giove

Stephen T. Giove

Partner

STG/mo

ABU DHABI      |      BEIJING      |      BRUSSELS      |      DÜSSELDORF      |      FRANKFURT      |      HONG KONG      |      LONDON      |      MANNHEIM      |      MENLO PARK

MUNICH      |      NEW YORK      |      PARIS      |      ROME      |      SAN FRANCISCO      |      SÃO PAULO      |      SINGAPORE      |      TOKYO      |      TORONTO      |      WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.